

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Keith Marchiando
Chief Financial Officer
Zivo Bioscience, Inc.
21 East Long Lake Road , Suite 100
Bloomfield Hills , MI 48304

> **Re: Zivo Bioscience, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed March 15, 2024**
> **File No. 001-40449**

Dear Keith Marchiando:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Life Sciences